Teva Presents New Data Which Demonstrate Reduction of Injection-Related Adverse Events with the Less Frequent Dosing of Three-times-a-week COPAXONE® (glatiramer acetate injection)
40 mg Compared to Daily COPAXONE® 20 mg

Jerusalem, September 11, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced new data from the open-label Phase IIIb GLatiramer Acetate low frequenCy safety and patIent ExpeRience (GLACIER) study, comparing the safety and tolerability of three-times-a-week COPAXONE® (glatiramer acetate injection) 40 mg to daily COPAXONE® 20 mg in patients with relapsing-remitting multiple sclerosis (RRMS). During a platform presentation this week, the results from the GLACIER study were shared at the MS Boston 2014: Joint ACTRIMS-ECTRIMS Meeting being held in Boston, Massachusetts.

The primary endpoint of the GLACIER study, the adjusted mean annualized rate of injection-related adverse events (IRAEs), was achieved with a 50 percent reduction with the three-times-a-week COPAXONE® 40 mg dosing regimen versus the daily COPAXONE® 20 mg regimen. In a post-hoc analysis, a similar reduction in moderate/severe IRAEs was observed with the less frequent, three-times-a-week COPAXONE® 40 mg arm relative to the daily COPAXONE® 20 mg arm.

“We’re pleased these results provide supportive data that fewer injections with three-times-a-week COPAXONE® 40 mg resulted in half as many reported IRAEs compared to the number of IRAEs with the COPAXONE® 20 mg once-daily dosing regimen,” said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer.

In the GLACIER study, 209 patients who had received daily COPAXONE® 20 mg for an average of 6.7 years, from 30 U.S. sites were randomized to receive COPAXONE® 40 mg (n=108) or COPAXONE® 20 mg (n=101). Patients were then assessed in the open-label design at months 1, 2 and 4. IRAEs included all local injection-site reactions (ISRs) and symptoms related to immediate post-injection reactions (IPIR; e.g., flushing, palpitations, anxiety, dyspnea) and were determined through patient diaries. Patient reported ISRs were classified as mild, moderate or severe. One patient in the 40 mg COPAXONE® arm withdrew due to injection site necrosis. The overall safety was consistent with prior experience, and the study results will be submitted to a peer-reviewed publication.

“The less frequent IRAEs resulting from the reduction of dosing frequency from daily to three-times-a-week is an additional consideration for patients when making treatment decisions,” said Dr. Jerry Wolinsky, Bartels Family and Opal C. Rankin Professor of Neurology at The University of Texas Medical School at Houston and principal investigator of the GLACIER study. “This is useful data for physicians counseling their patients interested in transitioning from a daily to three-times-a-week injection schedule.”

ABOUT COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.
Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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